EXHIBIT 99.1

Trades under the symbol (TSX): PJC.A

Press release

For immediate release

THE JEAN COUTU GROUP – FOURTH QUARTER AND YEAR-END RESULTS

REFLECT IMPROVING TRENDS IN CANADIAN AND US SALES

Longueuil, Quebec, August 4, 2006 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) today reported its financial results for the fourth quarter and fiscal year ended May 27, 2006.

SUMMARY OF RESULTS

(Unaudited, in millions of US dollars except per share amounts)

	Q4/2006	Q3/2006	Q4/2005	52 weeks 2006	52 weeks 2005
Revenues	2,875.2	2,875.5	2,768.4	11,143.1	9,617.4
Operating income before amortization (“OIBA”)	129.9	137.2	148.4	496.6	452.7
Net earnings	30.3	31.6	46.2	103.8	104.4
Net earnings per share	$0.12	$0.12	$0.18	$0.40	$0.41
Earnings per share before unrealized losses (gains) on financing activities	$0.16	$0.12	$0.18	$0.44	$0.44

HIGHLIGHTS

•	Both of the Company’s networks showed an increase in sales during the fourth quarter of fiscal 2006.
•	The Canadian network continues to perform well, recording an 8.4% increase in pharmacy sales and a 2.1% increase in front-end sales during the quarter.
•

Same-store sales growth has improved in the US network, due to improving pharmacy sales trends. Front-end sales show improvement in categories such as consumables and health and beauty products, but continue to be impacted by a significant decline in the photo category.

“The Jean Coutu Group's fourth quarter results were positively impacted by the improving performance of our Canadian network as well as by the continued pharmacy sales growth in our US network,” said Jean Coutu, President and Chief Executive Officer. “We continue to see better sales trends in our drugstores and are beginning to see the results of our numerous top line growth initiatives in all departments. In the US, management is focused on the execution of our plan to finalize the systems integration and to renovate some of our drugstores.”

Net earnings

For the fourth quarter, net earnings were $30.3 million ($0.12 per share) compared with $46.2 million ($0.18 per share) for the fourth quarter of the previous fiscal year and $31.6 million ($0.12 per share) for the third quarter of the current year. Earnings before unrealized losses on financing activities were $41.5 million ($0.16 per share) compared to $45.8 million ($0.18 per share) for the fourth quarter of the previous fiscal year and $31.9 million ($0.12 per share) for the third quarter of the current year.

Canadian network performance continues to improve while US network same-store sales growth has improved due to improving pharmacy sales trends. US network front-end sales show improvement in categories such as consumables, health and beauty products, but continue to be impacted by the significant decline in the photo category.

Fiscal 2006 net earnings were $103.8 million ($0.40 per share) compared with $104.4 million ($0.41 per share) for fiscal 2005. Earnings before unrealized losses on financing activities were $114.7 million ($0.44 per share) compared to $112.2 million ($0.44 per share) for the previous fiscal year. There was an unrealized foreign exchange loss recorded during fiscal 2006 on monetary items of $10.9 million included in financing expenses; this loss was largely offset by a $9.7 million realized foreign exchange gain on monetary items.

Revenues

Total revenues of the Company's Canadian operations for the fourth quarter reached $443.9 million compared with $368.5 million for the fourth quarter of fiscal 2005 , an increase of $75.4 million or 20.5%. Fourth quarter Canadian revenues increased by 11.0% year-over-year, excluding the impact of currency exchange rate fluctuations.

The Company's US operations generated total revenues of $2.431 billion, up slightly from the fourth quarter of fiscal 2005, due principally to improving pharmacy sales, net of the closure of 78 non-performing Eckerd drugstores during the first quarter of fiscal 2006, which had contributed $47.2 million to revenues during the corresponding period of fiscal 2005. Pharmacy sales were impacted by the conversion of branded drugs to generics, which generally have a lower selling price, but higher gross margins for the drugstore retailer. 52-week revenues increased to $9.508 billion, up $1.297 billion or 15.8% from last year. The increase is principally due to the additional revenues from the acquired Eckerd drugstores for the full 52 weeks of fiscal 2006, compared with 43 weeks during fiscal 2005, net of the loss of sales from the 78 Eckerd drugstores closed during the first quarter of fiscal 2006.

Total revenues for fiscal 2006 increased by $1.526 billion or 15.9% to $11.143 billion, from $9.617 billion for fiscal 2005.

Retail sales

Retail sales growth percentages quoted herein are calculated in local currency in order to exclude the impact of currency rate fluctuations. As of August 1, 2005, the Company began to report same-store sales for the Eckerd drugstores acquired on July 31, 2004, and publishes this information for both the Canadian and US networks on a monthly basis.

For the fourth quarter of fiscal 2006, both of the Company’s networks showed an increase in sales.

During the fourth quarter, the Company’s Canadian franchise network retail sales were up 5.5%, pharmacy sales gained 8.3% and front-end sales increased 1.6% year-over-year in terms of comparable stores. The network showed a 5.8% increase in retail sales compared with the same period of fiscal 2005. Retail sales for the quarter were $647.8 million.

The US corporate pharmacy network retail sales increased 2.7%, pharmacy sales increased 3.8% and front-end sales decreased 0.1% compared with the same quarter of fiscal 2005 in terms of comparable stores. The impact of generic drugs replacing branded drugs on US pharmacy sales growth was 245 basis points for the period. The front-end sales decrease was principally attributable to the decline in the photo category due to the shift to digital photography. The network posted a 1.3% increase in retail sales when compared with the same quarter of fiscal 2005, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter. Retail sales for the quarter were $2.428 billion.

The Jean Coutu Group’s Canadian franchise network recorded a 4.4% increase in retail sales during fiscal 2006.

The US corporate drugstore network posted retail sales of $9.496 billion for fiscal 2006, up 15%

when compared to fiscal 2005, reflecting the acquisition of the Eckerd drugstores on July 31, 2004.

	13 weeks ended	52 weeks ended
RETAIL SALES GROWTH (Unaudited)	May 27, 2006	May 27, 2006

CANADA(1)
Same store sales growth
Total	5.5%	4.3%
Pharmacy	8.3%	7.0%
Front-end	1.6%	0.6%
Total sales growth
Total	5.8%	4.4%
Pharmacy	8.4%	7.1%
Front-end	2.1%	0.7%

UNITED STATES
Same store sales growth
Total	2.7%	1.2%
Pharmacy	3.8%	2.0%
Front-end	(0.1)%	(1.1)%
Total sales growth
Total	1.3%	15.8%
Pharmacy	2.4%	17.1%
Front-end	(1.8)%	12.4%

(1) Franchised outlets’ retail sales are not included in the Company’s consolidated financial statements.

OIBA

OIBA decreased for the fourth quarter of fiscal 2006 to $129.9 million from $148.4 million for the corresponding period of fiscal 2005. For the fourth quarter of fiscal 2005, OIBA was positively impacted by $21 million of favorable changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained during that quarter. Of these favorable changes in estimates, approximately $12 million impacted the cost of goods sold and $9 million the general and operating expenses. Excluding these changes of estimates accounted for prospectively for fiscal 2005, OIBA increased by $2.5 million compared to the corresponding period of fiscal 2005 and, as a percentage of revenues, ended the quarter at 4.5% compared with 4.6% for the same period of 2005.

Fourth quarter 2006 results were also impacted by some changes in estimates, with a minimal impact on OIBA. Changes estimated at approximately $11.0 million positively impacted gross profit and were offset by an $11.0 million charge to general and operating expenses due to the change in the estimate of the cost of pre-acquisition Eckerd drugstore closures.

OIBA for the 52 weeks ended May 27, 2006 improved to $496.6 million compared with $452.7 million for fiscal 2005. OIBA as a percentage of revenues decreased to 4.5% for fiscal 2006 compared with 4.7% for the previous fiscal year. The increase in OIBA for the current fiscal year reflects the operation of the acquired Eckerd drugstores for the full year compared with forty-three weeks for fiscal 2005, as well as the improving performance of existing Canadian operations.

Store network development

During the fourth quarter, 15 drugstores were opened, of which 7 were relocations, 6 were acquired and 2 were closed. On May 27, 2006, there were 2,185 stores in the system, comprised of 327 Canadian PJC stores, and 1,858 Brooks and Eckerd drugstores in the United States.

Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovations with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency to create shareholder value.

In fiscal 2007, the Company plans to allocate approximately $300 million to capital expenditures, with $50 million allocated to spending in Canada and $250 million in the United States.

Following an extensive review of its US drugstore network’s overall competitiveness, the Company plans to deploy an aggressive capital expenditure program in the Brooks Eckerd network. The Company expects to spend $46 million on the addition of approximately 9 new drugstores and the relocation of another 19 stores in key strategic markets. Planned investments for the remodel and renovation program, which covers over 1,000 store projects, total $58 million. This program will give the selected Brooks Eckerd drugstores a new look and an improved shopping experience to build sales and market share. The Company expects to spend $24 million during fiscal 2007 to complete the construction of the new corporate headquarters. $78 million has been allocated for information technology systems integration centered on uniform pharmacy and point-of-sale systems. Finally, expenditures for other initiatives, including distribution center, logistics and front-end are expected to total $44 million.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of $C 0.03 per share. This dividend is payable on August 31, 2006 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of August 17, 2006.

Conference call

Financial analysts are invited to attend the fourth quarter and year-end results conference call to be held on August 4, 2006, at 9:00 AM (ET). The toll free call-in number is 1-866-696-5895. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate website at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3187180 (pound sign) until September 5, 2006.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,185 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group’s US operations employ 46,000 people and comprise 1,858 corporate-owned stores located in 18 states of the northeastern, mid-Atlantic and southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations, and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the Company’s MD&A as well as in other filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets	As at May 27, 2006	As at May 28, 2005
(in millions of US dollars)	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	135.8	132.2
Temporary investments	-	78.5
Accounts receivable	555.5	544.8
Income taxes receivable	16.5	6.8
Inventories	1,744.9	1,678.2
Prepaid expenses and other	47.3	41.0
	2,500.0	2,481.5
Investments	25.4	18.8
Capital assets	1,385.8	1,492.5
Intangible assets	689.4	729.6
Goodwill	876.8	866.5
Other long-term assets	113.6	106.0
	5,591.0	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,079.4	1,109.9
Income taxes payable	0.2	32.9
Future income taxes	147.8	97.8
Current portion of long-term debt	78.8	65.6
	1,306.2	1,306.2
Long-term debt	2,312.0	2,495.8
Other long-term liabilities	407.1	480.8
	4,025.3	4,282.8

Shareholders' equity
Capital stock	577.9	577.5
Contributed surplus	2.4	0.8
Retained earnings	864.4	787.6
Foreign currency translation adjustments	121.0	46.2
	1,565.7	1,412.1
	5,591.0	5,694.9

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows	13 weeks		52 weeks
Periods ended May 27, 2006 and May 28, 2005	2006	2005	2006	2005
(in millions of US dollars)	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)

Operating activities
Net earnings	30.3	46.2	103.8	104.4
Items not affecting cash
Amortization	44.7	57.0	227.9	195.3
Amortization of deferred financing fees	3.3	3.2	12.4	10.3
Unrealized foreign exchange loss (gain) on monetary items	11.2	(0.4)	10.9	7.8
Future income taxes	(0.6)	(61.4)	(29.9)	(53.8)
Other	7.5	2.3	3.6	5.7
	96.4	46.9	328.7	269.7
Net changes in non-cash asset and liability items	60.1	44.6	(164.0)	(47.6)
Cash flow provided by operating activities	156.5	91.5	164.7	222.1
Investing activities
Business acquisitions	-	22.9	-	(2,491.8)
Investments and temporary investments	(3.9)	(81.7)	74.3	(75.1)
Purchase of capital assets	(53.6)	(62.7)	(167.5)	(195.3)
Proceeds from the disposal of capital assets	32.6	6.5	130.5	15.1
Purchase of intangible assets	(1.0)	(2.1)	(10.8)	(5.1)
Proceeds from the disposal of intangible assets	-	-	8.7	-
Other long-term assets	(1.5)	(0.3)	(1.9)	(1.8)
Cash flow provided by (used in) investing activities	(27.4)	(117.4)	33.3	(2,754.0)
Financing activities
Changes in bank loans	-	-	-	(15.0)
Changes in revolving credit facilities	-	(15.0)	-	-
Issuance of long-term debt, net of expenses	(2.8)	-	(2.8)	2,469.4
Repayment of long-term debt	(94.5)	(17.0)	(177.3)	(217.3)
Issuance of capital stock	-	1.5	0.4	426.5
Dividends	(7.0)	(6.4)	(27.0)	(25.4)
Cash flow provided by (used in) financing activities	(104.3)	(36.9)	(206.7)	2,638.2
Foreign currency translation adjustments	(3.8)	(1.0)	12.3	11.3
Increase (decrease) in cash and cash equivalents	21.0	(63.8)	3.6	117.6
Cash and cash equivalents, beginning of period	114.8	196.0	132.2	14.6
Cash and cash equivalents, end of period	135.8	132.2	135.8	132.2

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended May 27, 2006 and May 28, 2005
(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks		52 weeks
	2006	2005	2006	2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues (1)
Franchising	443.9	368.5	1,635.4	1,406.2
Retail sales	2,431.3	2,399.9	9,507.7	8,211.2
	2,875.2	2,768.4	11,143.1	9,617.4

Operating income before amortization
Franchising	41.8	40.9	165.0	147.3
Retail sales	88.1	107.5	331.6	305.4
	129.9	148.4	496.6	452.7

Amortization
Franchising (2)	4.2	3.7	15.9	14.0
Retail sales	41.4	54.2	215.8	184.8
	45.6	57.9	231.7	198.8

Operating income
Franchising	37.6	37.2	149.1	133.3
Retail sales	46.7	53.3	115.8	120.6
	84.3	90.5	264.9	253.9

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.

	13 weeks		52 weeks
	2006	2005	2006	2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(audited)

Acquisition of capital assets and intangible assets (3)
Franchising	10.0	17.0	43.2	33.0
Retail sales	44.6	47.8	135.1	167.4
	54.6	64.8	178.3	200.4

			As at May 27, 2006	As at May 28, 2005
			$	$
			(unaudited)	(audited)

Capital assets, intangible assets and goodwill
Franchising			286.9	300.2
Retail sales			2,665.1	2,788.4
			2,952.0	3,088.6

Total assets
Franchising			729.5	737.2
Retail sales			4,861.5	4,957.7
			5,591.0	5,694.9

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales segments.

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.
(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended May 27, 2006 and May 28, 2005
(In millions of US dollars except for margins)

	13 weeks		52 weeks
	2006	2005	2006	2005
	$	$	$	$
Canada
Sales	398.1	328.0	1,458.2	1,248.0
Cost of goods sold	362.1	296.0	1,324.0	1,130.0
Gross profit	36.0	32.0	134.2	118.0
As a % of sales	9.1%	9.7%	9.2%	9.5%

Other revenues (1)	46.7	41.4	181.0	161.7

General and operating expenses	40.9	32.5	150.2	132.4
Operating income before amortization	41.8	40.9	165.0	147.3
Amortization (1)	4.2	3.7	15.9	14.0
Operating income	37.6	37.2	149.1	133.3
United States
Sales	2,428.2	2,397.6	9,495.9	8,200.4
Cost of goods sold	1,809.8	1,782.1	7,077.2	6,159.9
Gross profit	618.4	615.5	2,418.7	2,040.5
As a % of sales	25.5%	25.7%	25.5%	24.9%

Other revenues	3.1	2.3	11.8	10.8

General and operating expenses	533.4	510.3	2,098.9	1,745.9
Operating income before amortization	88.1	107.5	331.6	305.4
Amortization	41.4	54.2	215.8	184.8
Operating income	46.7	53.3	115.8	120.6
Consolidated
Sales	2,826.3	2,725.6	10,954.1	9,448.4
Cost of goods sold	2,171.9	2,078.1	8,401.2	7,289.9
Gross profit	654.4	647.5	2,552.9	2,158.5
As a % of sales	23.2%	23.8%	23.3%	22.8%

Other revenues (1)	49.8	43.7	192.8	172.5

General and operating expenses	574.3	542.8	2,249.1	1,878.3
Operating income before amortization	129.9	148.4	496.6	452.7
Amortization (1)	45.6	57.9	231.7	198.8
Operating income	84.3	90.5	264.9	253.9

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended May 27, 2006 and May 28, 2005

	13 weeks		52 weeks
	2006	2005	2006	2005

Number of outlets
Beginning of period	2,173	2,231	2,243	655
Openings	15	40	50	124
Acquisitions	6	2	7	1,551
Relocations	(7)	(14)	(25)	(59)
Closings	(2)	(16)	(90)	(28)
End of period	2,185	2,243	2,185	2,243

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	647.8	565.3	2,441.8	2,173.4
United States	2,428.2	2,397.6	9,495.9	8,200.4
	3,076.0	2,962.9	11,937.7	10,373.8

Retail sales per square foot (2)
Canada (1) - CAN$			1,287	1,246
United States (3) - US$			594	636

Network performance - Retail sales
Canada (1)
Pharmacy	60%	58%	59%	58%
Front-end	40%	42%	41%	42%

United States
Pharmacy	74%	74%	73%	73%
Front-end	26%	26%	27%	27%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.
(2) Last 12 month total store sales divided by average square footage
(3) This measure includes retail sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended May 27, 2006 and May 28, 2005

	13 weeks		52 weeks
	2006	2005	2006	2005

Retail sales growth (1)
Canada (2)
Total	5.8%	4.4%	4.4%	5.9%
Pharmacy	8.4%	5.8%	7.1%	8.4%
Front-end	2.1%	2.7%	0.7%	2.4%

United States
Total	1.3%	424.4%	15.8%	354.9%
Pharmacy	2.4%	449.9%	17.1%	380.2%
Front-end	(1.8)%	364.6%	12.4%	299.4%

Retail sales growth - same store (1)
Canada (2)
Total	5.5%	4.3%	4.3%	5.5%
Pharmacy	8.3%	5.5%	7.0%	8.0%
Front-end	1.6%	2.6%	0.6%	2.1%

United States (3)
Total	2.7%	3.1%	1.2%	2.8%
Pharmacy	3.8%	3.8%	2.0%	3.9%
Front-end	(0.1)%	1.6%	(1.1)%	0.4%

(1) Growth is calculated in local currency and is based on comparable periods.
(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.
(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended May 27, 2006 and May 28, 2005
(In millions of US dollars )

Non GAAP measures - Operating income before amortization ("OIBA")

OIBA is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses this performance measure in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks		52 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	30.3	46.2	103.8	104.4
Financing expenses	52.9	47.5	205.1	162.1
Income taxes (recovery)	1.1	(3.2)	(44.0)	(12.6)
Operating income	84.3	90.5	264.9	253.9
Amortization per financial statements	44.7	57.0	227.9	195.3
Amortization of incentives paid to franchisees (1)	0.9	0.9	3.8	3.5
Operating income before amortization ("OIBA")	129.9	148.4	496.6	452.7

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended May 27, 2006 and May 28, 2005
(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before unrealized losses (gains) on financing activities

Earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and net earnings per share are reconciled hereunder to earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities. All amounts are net of income taxes when applicable.

	13 weeks		52 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	30.3	46.2	103.8	104.4
Unrealized foreign exchange loss (gain) on monetary items	11.2	(0.4)	10.9	7.8
Earnings before unrealized losses (gains) on financing activities	41.5	45.8	114.7	112.2

Net earnings per share	0.12	0.18	0.40	0.41
Unrealized losses (gains) on financing activities	0.04	-	0.04	0.03
Earnings per share before unrealized losses (gains) on financing activities	0.16	0.18	0.44	0.44